SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(D) of the Securities Exchange Act of 1934 for the fiscal year ended:  December 31, 2009

Transaction report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                to

Commission File No. 1-258

A.                                   Full title of the plan and address of the plan if different from that of the issuer named below:

Continental Materials Corporation Employees Profit Sharing Retirement Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Materials Corporation

200 S. Wacker Drive, Suite 4000

Chicago, Illinois 60606

The annual report on Form 11-K of the Continental Materials Corporation Employees Profit Sharing Retirement Plan for the year ended December 31, 2009 which was filed on June 28, 2010 is being amended to correct the date of the report of independent registered public accounting firm that was identified in Exhibit 23.1, Consent of Independent Registered Accounting Firm, from June 23, 2010 to June 28, 2010.